Exhibit 8.1

List of Principal Subsidiaries

Name of Subsidiaries	Jurisdiction of Incorporation
Hudson Biomedical Group Co., Ltd	Cayman Islands

LakeShore Biopharma (Singapore) Pte. Ltd.	Singapore

YishengBio (Hong Kong) Holdings Limited	Hong Kong

LakeShore Tech Hong Kong Limited	Hong Kong

LakeShore Bio Hong Kong Limited	Hong Kong

Liaoning Yisheng Biopharma Co., Ltd.	PRC

Beijing Yisheng Biotechnology Co., Ltd.	PRC

Hu’an Yuanhang Biotechnology (Beijing) Co., Ltd.	PRC

LakeShore Biopharma (Philippines) Inc.	Philippines